UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Youku Tudou Inc.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A	Page 2 of 6 Pages

CUSIP No. N/A
1.	NAME OF REPORTING PERSON Brookside Capital Partners Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,084,687 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,084,687 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,687 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.34%
12.	TYPE OF REPORTING PERSON PN

13G/A	Page 3 of 6 Pages

CUSIP No. N/A
13.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookside Capital Trading Fund, L.P.
14.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
15.	SEC USE ONLY
16.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17.	SOLE VOTING POWER 1,066,060 shares
	18.	SHARED VOTING POWER 0
	19.	SOLE DISPOSITIVE POWER 1,066,060 shares
	20.	SHARED DISPOSITIVE POWER 0
21.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,060 Shares
22.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
23.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%*
24.	TYPE OF REPORTING PERSON PN

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Youku.com , Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 5/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, the People’s Republic of China.

Item 2	(a).	Name of Person Filing

This Statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Brookside Capital Partners Fund, L.P., a Delaware limited partnership (“Partners Fund”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors. (2) Brookside Capital Trading Fund, L.P., a Delaware limited partnership (“Trading Fund”). Brookside Capital Investors II, L.P., a Delaware limited partnership (“Brookside Investors II”) is the sole general partner of the Trading Fund. Brookside Management is the sole general partner of Brookside Investors.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2013, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Partners Fund, Trading Fund, Brookside Investors, Brookside Investors II, and Brookside Management is c/o John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Item 2	(c).	Citizenship

Each of Partners Fund, Trading Fund, Brookside Investors, Brookside Investors II, and Brookside Management is organized under the laws of the State of Delaware.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Class A Ordinary Shares.

Item 2	(e).	CUSIP Number

N/A

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☒ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4.	(a).	Amount beneficially owned

As of the close of business on December 31, 2012, the Reporting Persons beneficially owned 8,150,747 Ordinary Shares. Partners Fund acts by and through its general partner, Brookside Investors. Trading Fund acts by and through its general partner, Brookside Investors II. Brookside Investors acts by and through its general partner, Brookside Management. Brookside Investors II acts by and through its general partner, Brookside Management.

Item 4.	(b).	Percent of Class

As of the close of business on December 31, 2012, the Reporting Persons beneficially owned 0.39% of the Ordinary Shares of the Company. The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 2,054,997,232 Ordinary Shares outstanding, which is the total number of shares of Ordinary Shares outstanding as of December 31, 2011, based on representations made in the Company’s Form 20-F filed April 10, 2012 with the Securities and Exchange Commission.

Item 4.	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 8,150,747

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 8,150,747

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Ordinary Shares check the following:

☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 14, 2013

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ William E. Pappendick IV
Name: William E. Pappendick IV
Title: Managing Director

BROOKSIDE CAPITAL TRADING FUND, L.P.

By:	/s/ William E. Pappendick IV
Name: William E. Pappendick IV
Title: Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2013

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ William E. Pappendick IV
Name: William E. Pappendick IV
Title: Managing Director

BROOKSIDE CAPITAL TRADING FUND, L.P.

By:	/s/ William E. Pappendick IV
Name: William E. Pappendick IV
Title: Managing Director